

Mail Stop 4546

January 31, 2017

Via E-mail
Mr. Frank C. Wilcox
Chief Financial Officer and
    Principal Accounting Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Boulevard
Fort Lauderdale, Florida 33309

      Re: Universal Insurance Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2015
           Filed February 24, 2016
           File No. 001-33251

Dear Mr. Wilcox:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Sharon M. Blume

           Sharon M. Blume
           Accounting Branch Chief
           Office of Healthcare and Insurance